UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

May 1, 2012

Commission File Number 001-33725

Textainer Group Holdings Limited

(Translation of registrant’s name into English)

Century House

16 Par-la-Ville Road

Hamilton HM 08

Bermuda

(441) 296-2500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

This report contains a copy of the press release entitled “Textainer Completes $1.2 Billion Warehouse Financing Facility,” dated May 1, 2012.

Exhibit	Description of Exhibit

1.	Press Release dated May 1, 2012

Exhibit 1

Textainer Completes $1.2 Billion Warehouse Financing Facility

HAMILTON, Bermuda, May 1, 2012 (BUSINESS WIRE) — Textainer Group Holdings Limited (NYSE: TGH) (“Textainer”), the world’s largest lessor of intermodal containers based on fleet size, today announced the closing of a $1.2 billion warehouse securitization facility.

Textainer Marine Containers II Limited (“TMCLII”), a new Textainer asset owning subsidiary entered into the securitization facility and acquired a portion of the intermodal containers owned by Textainer Marine Containers Limited (“TMCL”), another asset owning subsidiary. TMCL used the proceeds it received from TMCLII to terminate TMCL’s $850 million securitization facility.

“The closing of this financing marks another milestone for Textainer,” said Philip K. Brewer, Textainer’s President and Chief Executive Officer. “We are continuing to see strong demand for containers and the additional liquidity from this significantly larger securitization facility further strengthens our capacity to grow organically, support customers and continue as the industry leader.”

The interest rate on the TMCLII securitization facility is 2.625% over LIBOR during an initial two-year revolving period. If the TMCLII securitization facility is not refinanced or renewed following this two-year period, the facility is structured to partially amortize over the next five years and then mature. The syndicate of participating banks include: ABN AMRO; Bank of America, N.A.; Credit Suisse AG, Cayman Islands Branch; Deutsche Bank AG, New York Branch; EverBank Commercial Finance Inc.; ING Bank N.V.; Key Equipment Finance Inc.; Royal Bank of Canada; SunTrust Robinson Humphrey, Inc. and Wells Fargo Bank, N.A. Wells Fargo served as the agent bank.

“This securitization facility enhances our already strong capital structure, and coupled with our recent $400 million asset-backed notes issuance provides ample dry powder for new investments” added Hilliard C. Terry, III, Textainer’s Executive Vice President and Chief Financial Officer. “We are pleased with the improved pricing and significantly increased size of the new warehouse facility compared to the expiring facility.”

Important Cautionary Information Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of U.S. securities laws. Forward-looking statements include statements that are not statements of historical facts, and include, but are not limited to, statements concerning anticipated demand for containers, future growth and available liquidity for future investments. Readers are cautioned that these forward-looking statements involve risks and uncertainties, are only predictions and may differ materially from actual future events or results. These risks and uncertainties include, without limitation the risks and uncertainties set forth in Textainer’s filings with the Securities and Exchange Commission. For a discussion of some of these risks and uncertainties, see Item 3D “Key Information—Risk Factors” in Textainer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 15, 2012.

The Company’s views, estimates, plans and outlook as described within this document may change subsequent to the release of this press release. The Company is under no obligation to modify or update any or all of the statements it has made in this press release despite any subsequent changes that the Company may make in its views, estimates, plans or outlook for the future.

About Textainer Group Holdings Limited

Textainer Group Holdings Limited and its subsidiaries (“Textainer”) is the world’s largest lessor of intermodal containers based on fleet size. The Company began operations in 1979 and as of the most recent quarter end had more than 1.6 million containers, representing more than 2.4 million TEU, in its owned and managed fleet. Textainer leases dry freight, refrigerated, and specialized containers. Each year the Company is one of the largest purchasers of new containers as well as one of the largest sellers of used containers. Textainer leases containers to approximately 400 shipping lines and other lessees and sells containers to more than 1,000 customers worldwide and provides services worldwide via a network of regional and area offices, as well as independent depots.

Contact:

Textainer Group Holdings Limited

Mr. Tom Gallo, 415-658-8227

Investor Relations Director

ir@textainer.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 1, 2012

Textainer Group Holdings Limited

/s/ Philip K. Brewer
Philip K. Brewer
President and Chief Executive Officer

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